14049651

SEC FILE NUMBER 68176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 10 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TONGYANG ESAE CAPITAL MARKETS, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1410 BROADWAY, SUITE 1102
(No. and Street)

NEW YORK (City) **NEW YORK** (State) **10018** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JIM YANG **646.350.3000**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SADLER, GIBB & ASSOCIATES, LLC.
(Name – if individual, state last, first, middle name)

2455 E. PARLEYS WAY, SUITE 320 (Address) **SALT LAKE CITY** (City) **UTAH** (State) **84109** (Zip Code)

CHECK ONE:

- Ξ Certified Public Accountant
- G Public Accountant
- G Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (3-91)

DD 3/27/14

OATH OR AFFIRMATION

I, JIM YANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TONG YANG ESAE CAPITAL MARKETS, LLC as of DECEMBER 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING PARTNER

Title

Notary Public

DENISE MATEO
Notary Public - State of New York
No. 01MA6292629
Qualified in Bronx County
My Commission Expires Nov. 4, 2017

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Company has no liabilities that are subordinated to claims of creditors.
2. Company exempt under 15c301(2) and 17a-5(e).
3. Company is not a consolidated entity

ESAE CAPITAL PARTNERS, LLC

- INDEX -

SADLERGIBB
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Esae Capital Partners, LLC

We have audited the accompanying balance sheet of Esae Capital Partners, LLC (the Company) as of December 31, 2013 and the related statements of operations and comprehensive income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Esae Capital Partners, LLC, Inc. as of December 31, 2012, were audited by other auditors, whose report dated February 25, 2013, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Esae Capital Partners, LLC as of December 31, 2013, and the results of their operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained Schedules I through IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Sadler, Gibb & Associates, LLC

Salt Lake City, UT
February 28, 2014

office 801.783.2950
fax 801.783.2960

www.sadlergibb.com | 2455 East Parleys Way Suite 320, Salt Lake City, UT 84109

ESAE CAPITAL PARTNERS, LLC
BALANCE SHEETS

ASSETS

	As of December 31,	
	2013	2012
Current assets		
Cash	$ 295,293	$ 128,497
Accounts receivable	124,000	200,000
Other receivable	2,915	871
Marketable securities - available for sale	132,962	-
Deposits	5	5
Total current assets	555,175	329,373
Total assets	$ 555,175	$ 329,373

LIABILITIES AND MEMBER'S EQUITY

	2013	2012
Current liabilities		
Accounts payable and accrued liabilities	$ 6,478	$ 2,001
Accounts payable - related parties	$ 61,754	-
Total current liabilities	68,232	2,001
Total liabilities	68,232	2,001
Commitments and contingencies	-	-
Member's equity		
Member's equity	454,140	327,372
Accumulated other comprehensive income		
Unrealized gain on securities available for sale	32,803	--
Total member's equity	486,943	327,372
Total liabilities and member's equity	$ 555,175	$ 329,373

See accompanying notes to financial statements

ESAE CAPITAL PARTNERS, LLC
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Revenues		
Fee income	$ 375,000	$ 465,000
Operating expenses		
Compensation	274,343	274,966
General and administrative	80,004	69,389
Rent	33,000	33,000
Professional fees	12,580	27,000
Total operating expenses	399,927	404,355
Other income		
Interest income	2	63
Interest expense	--	(145)
Dividend / Other income	1,803	--
Total other income	1,805	(82)
Provision for Income Taxes	--	--
Net income (loss)	$ (23,122)	$ 60,563
Othr comprehensive income:		
Unrealized gains on securities	32,803	-
Comprehensive income	$ 9,681	$ 60,563
Member's equity, beginning of period	$ 327,372	$ 16,809
Member's equity contributions	224,927	250,000
Member's distributions	(21,532)	-
Reclassified to accounts payable	(53,505)	-
Member's equity, end of period	$ 486,943	$ 327,372
Earnings per average membership units	$ (0.26)	$ 1.21
Average membership units outstanding	87,500	50,000

See accompanying notes to financial statements

ESAE CAPITAL PARTNERS, LLC
STATEMENT OF MEMBERS' EQUITY

	Units	Member's Equity	Accumulated Other Comprehensive Income	Total Member's Equity
Balance, October 21, 2011	50,000	$ 16,809	$ -	$ 16,809
Member contributions	-	250,000	-	250,000
Net Income	-	60,563	-	60,563
Change in unrealized gain on marketable securities	-	-	-	-
Balance, December 31, 2012	50,000	327,372	-	327,372
Reclassification to accounts payable upon revaluation of members' equity	(40,000)	(53,505)		(53,505)
Member contributions	190,000	224,927	-	224,927
Member disributions	-	(21,532)	-	(21,532)
Net loss	-	(23,122)	-	(23,122)
Unrealized gain on marketable securities	-	-	32,803	32,803
Balance, December 31, 2013	200,000	$ 454,140	$ 32,803	$ 486,943

See accompanying notes to financial statements

ESAE CAPITAL PARTNERS, LLC
STATEMENTS OF CASHFLOWS

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Cash flows from operating activities:		
Net income (loss)	$ (23,122)	$ 60,563
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable and other receivables	73,955	(200,871)
Increase (decrease) in accounts payable related parties	8,250	(1,625)
Increase (decrease) in accounts payable and accrued liabilities	4,477	--
Net cash provided (used) by operating activities	63,560	(141,933)
Cash flows from investing activities:		
Purchase of marketable securities	(100,159)	--
Net cash used by investing activites	(100,159)	-
Cash flows from financing activities:		
Member contribution	224,927	250,000
Member distribution	(21,532)	--
Net cash provided by (used in) financing activites	203,395	250,000
Net change in cash	166,796	108,067
Cash, beginning of period	128,497	20,430
Cash, end of period	$ 295,293	$ 128,497
Supplemental non-cash investing activities		
Unrealized gain on Marketable Securities	$ 32,802	$ --
Accounts payable - related party reclassified from members' equity	$ 53,505	$ --

See accompanying notes to financial statements

ESAE CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

Esae Capital Partners, LLC, (the "Company"), a Delaware Limited Liability Company, was formed on October 21, 2008 in the State of Delaware and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in October 2009, with the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority (FINRA).

On August 2, 2011, the Company closed a transaction to sell 100% of its membership interests to TONGYANG Securities, Inc. and its affiliates ("TYS") a Corporation organized under the laws of the Republic of Korea and the Company's legal name was changed to TONGYANG Esae Capital Markets, LLC ("TYECM"). TYECM was managed by TYS and TYS owned 100% of the membership interest in the Company and was the sole member. Previously, the Company was managed by Esae Management Group, LLC ("EMG"), a Delaware Limited Liability Company, which owned 100% of the membership interests of the Company and was the sole managing member.

On May 7, 2012, the TYECM received $250,000 in exchange for issuing 39.79% of the issued and outstanding membership interests to TONGYANG Securities Hong Kong Limited ("TYHKL"), a fully owned subsidiary of TYS.

On September 30, 2013, EMG purchased 95% of the membership interests of the Company from TYS and TYHKL, resulting in TYS and TYHKL collectively holding 5%. The transaction involved changing the Company's name back to Esae Capital Partners, LLC and the conversion of 50,000 membership units into 10,000 membership units and then the issuance of 190,000 new membership units to EMG (see Note 4).

In connection with its activities as a broker-dealer, the Company does not hold funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis of Presentation:

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Definition of Fiscal Year:

The Company's fiscal year is December 31.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from these estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Cont'd

Cash and Cash Equivalents:

Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are on deposit with financial institutions without restrictions. As of December 31, 2013, the accounts contain $45,293 above the federally insured limits of $250,000.

Fair Value Measurements:

As required by the Fair Value Measurements and Disclosures Topic of the FASB ASC ("ASC 820-10"), fair value is measured based on a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. The carrying value of the Company's marketable securities held for sale of $132,962 and $0 at December 31, 2013 and 2012, respectively, were valued using level 1 inputs.

The carrying value of the Company's remaining financial assets and liabilities which consist of cash, accounts payable and accrued liabilities are not valued using level 1, 2 or 3 inputs. The Company believes that the recorded values approximate their fair value due to the short maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, exchange or credit risks arising from these financial instruments.

Revenue Recognition:

The Company recognizes revenue only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured. The Company's revenues consist of contracts for services that are recognized over the service period

Property and Equipment:

Property, plant and equipment are stated at cost and have been fully depreciated. Depreciation is computed by use of the straight-line method over the estimated useful lives of the assets, which for buildings is the lesser of 30 years or the remaining life of the underlying building, up to five years for equipment, and the shorter of lease terms or ten years for leasehold improvements. Depreciation and amortization expense on property and equipment was $0 and $0 during 2013 and 2012, respectively.

Accounts Receivable:

Accounts receivable is comprised of uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. The carrying amount of accounts receivable is reviewed periodically for collectability. If management determines that collection is unlikely, an allowance that reflects management's best estimate of the amounts that will not be collected is recorded. Management reviews each accounts receivable balance that exceeds 30 days from the invoice date and, based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. As of December 31, 2013 and 2012, the Company had not recorded a reserve for doubtful accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Cont'd

Other Receivable:

Other receivable is comprised of reimbursable expenses from customers. As of December 31, 2013 and 2012, the balances were $2,914 and $871, respectively, and the Company had not recorded a reserve for doubtful accounts.

Concentrations of Credit Risk:

Credit risk represents the accounting loss that would be recognized at the reporting date if counter parties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counter parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below.

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and marketable debt securities. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements. The Company's investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector. To manage the risk exposure, the Company maintains its portfolio of cash and cash equivalents and short-term and long-term investments.

Marketable Securities:

Marketable securities are held for an indefinite period of time and thus are classified as available-for-sale securities. Realized investment gains and losses are included in the statement of operations, as are provisions for other than temporary declines in the market value of available for-sale-securities. Unrealized gains and unrealized losses deemed to be temporary are excluded from earnings as a component of other comprehensive income. Factors considered in judging whether an impairment is other than temporary include the financial condition, business prospects and creditworthiness of the issuer, the length of time that fair value has been less than cost, the relative amount of decline, and the Company's ability and intent to hold the investment until the fair value recovers. Accordingly, the Company recorded no impairment for losses of an other-then-temporary nature during 2013 and 2012.

Income Taxes:

The Company is a limited liability company and as a result is a "disregarded entity" for U.S. Federal state and local income tax purposes by default. All earnings and profits are passed through to the members and are taxed based on their status. Taxes in the amount of $21,532 were paid on behalf of members during 2013 for 2012 member tax requirements and have been recorded as member distributions. Accordingly, no provision for income taxes is made in the financial statements.

NOTE 3 – MARKETABLE SECURITIES

The Company recorded $32,802 and $0 of other comprehensive income associated with unrealized gains on these investments during the years ended December 31, 2013 and 2012, respectively.

The following is a summary of available-for-sale marketable securities as of December 31, 2013 and 2012:

	2013				
	Beginning Balance	Purchases at Cost	Realized Gain/ (Losses)	Unrealized Gain/(Losses)	End of Year Market or Fair Value
Equity securities	$0	$100,159	--	32,802	$132,961
Total	$0	$100,159	--	32,802	$132,961

	2012				
	Beginning Balance	Purchases at Cost	Unrealized Gain	Unrealized (Losses)	End of Year Market or Fair Value
Equity securities	$0	--	--	--	$0
Total	$0	--	--	--	$0

NOTE 4 – MEMBER'S EQUITY

During the year ended December 31, 2012, TYHKL contributed capital of $250,000 in exchange for 39.79% of the issued and outstanding membership interests.

During the year ended December 31, 2013, EMG contributed capital of $225,000 in exchange for 190,000 member units of the Company. In addition to this transaction and immediately prior, the 50,000 member units outstanding were reduced to 10,000 units. The resulting ownership of TYS and TYHKL was 4,000 and 6,000 units, respectively. Finally, additional income earned during the time between valuing the 190,000 member units in March and executing the purchase of the units in September, a $53,505 difference in members' equity was reclassified as payable to EMG's owner. Also during the year, the Company paid expenses on behalf of two Company members, TYHKL and TYS, in the amount of $18,551 and $2,982, the sum of which has been recorded as members' distributions during the year.

NOTE 5 – COMMITMENTS

There were no new commitments or obligations undertaken by the Company in 2013. The Company's current lease agreement is automatically extended annually with a 30-day termination notice provision. The annual rent is $33,000.

NOTE 6 – RELATED PARTIES

The lease agreement was executed with Tong Yang America, Inc., an affiliate company with the Tong Yang group of companies. The Company owed $8,250 in connection with this lease at December 31, 2013. The President of the Company is a 25% owner of EMG and has an accounts payable due to him from the Company for $53,505 at December 31, 2013.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $5,000 or 5% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2013, the Company has net capital, as defined, of $340,079, which was in excess of its required net capital by $335,079. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was .20 to 1 (see schedule I in supplemental information).

NOTE 8 – SUBSEQUENT EVENTS

Management has reviewed for subsequent events through February 28, 2014 (the date which the financial statements were available to be issued) and concludes that there are no subsequent events that exist as of February 28, 2014.

ESAE CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS

The audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in member's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

Esae Capital Partners, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
December 31, 2013

Total member's equity qualified for net capital	$	486,943
Additions		-
Total		486,943
Deductions		
Deposits		5
Uncollateralized receivables		126,915
Net capital before haircuts		360,023
15c3-1(f) haircuts on securities at 15%		19,944
Net Capital	$	340,079
Minimum net capital required		5,000
Excess capital	$	335,079
Minimum net capital at 120%	$	6,000
Total aggregate indebtedness included in statement of financial condition	$	68,233
Ratio of aggregate indebtedness to net capital		.20 to 1

Esae Capital Partners, LLC

SCHEDULE II – Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c-3-3(k)(2)(i).

SCHEDULE III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2013

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

SCHEDULE IV – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
December 31, 2013

The following is a reconciliation, as of December 31, 2013 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited	$ 340,079
Audit Adjustments:	
Reclassification of other receivables	--
Audited	$ 340,079

SADLERGIBB
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT ON INTERNAL ACCOUNTING CONTROLS REQUIRED BY SEC RULE 17a-5

To the Members
Esae Capital Partners, LLC

In planning and performing our audits of the financial statements of Esae Capital Partners, LLC (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Sadler, Gibb & Associates, LLC

Salt Lake City, UT
February 28, 2014

office 801.783.2950
fax 801.783.2960

www.sadlergibb.com | 2455 East Parleys Way Suite 320, Salt Lake City, UT 84109